1521 Concord Pike • Brandywine West, Suite 301 • Wilmington, DE 19803

(302) 778-8208
Corrado F. De Gasperis	Facsimile (302) 778-8209
Vice President, Chief Financial Officer & Chief Information Officer	c.degasperis@graftech.com

May 11, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:   GrafTech International Ltd.
                 Application to Withdraw Post-Effective Amendment No. 3 to Registration
                 Statement on Form S-3 (Registration No. 333-82417)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GrafTech International Ltd., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) issue an order granting the immediate withdrawal of the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (No. 333-82417) filed on April 21, 2004 (the “Amendment”) because it was filed with the incorrect EDGAR tags. No securities were sold in connection with the Amendment.

        The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

        If you have any questions regarding the foregoing application for withdrawal, please contact Randi-Jean G. Hedin at Kelley Drye & Warren LLP, at (203) 351-8107.

Sincerely GRAFTCH INTERNATIONAL LTD. By:/s/ Corrado F. De Gasperis Name: Corrado F. De Gasperis Title: Vice President, Chief Financial Officer & Chief Information Officer